Term sheet	Term Sheet to
To prospectus dated May 23, 2008,	Prospectus Supplement
prospectus supplement dated May 27, 2008	Registration Statement No. 333-130112
Dated May 27, 2008
Rule 433
The Kansas City Southern Railway Company
$275,000,000 8.0% SENIOR NOTES DUE 2015

The following information supplements the Preliminary Prospectus Supplement of The Kansas City Southern Railway Company (“KCSR”), dated May 27, 2008, filed as part of Registration Statement Number 333-130112 in relation to the 8.0% Senior Notes due 2015.

Title of Securities:	8.0% Senior Notes due June 1, 2015 (the “Notes”)

Aggregate Principal Amount Offered:	$275,000,000

Maturity:	June 1, 2015

Price to Public:	100% per Note and accrued interest, if any

Net Proceeds to KCSR after Expenses:	$269,500,000

Underwriting Discount:	2.0%

Interest Rate:	8.0%

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2008

Record Dates:	May 15 and November 15

Optional Redemption:	KCSR may redeem some or all of the notes prior to June 1, 2012 by paying either 101% of the principal amount of the Notes or a “make whole” premium, whichever is greater, plus, in each case, accrued and unpaid interest, if any as set forth in the prospectus supplement.

KCSR may also redeem the Notes, in whole or in part, at any time on or after June 1, 2012. The redemption price for the Notes (expressed as a percentage of principal amount) will be as follows, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on June 1 of any year set forth below:

Year	Redemption Price
2012	104.000%
2013	102.000%
2014 and thereafter	100.000%

In addition, at any time prior to June 1, 2011, KCSR may, on one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes with net cash proceeds from specified equity offerings at the redemption price of 108.000% of the principal amount thereof, plus accrued and unpaid interest, if any.

Trade Date:	May 27, 2008

Settlement Date:	May 30, 2008

CUSIP:	485188 AG1

Underwriter	Principal Amount
Morgan Stanley & Co. Incorporated	$165,000,000
Banc of America Securities LLC	$96,250,000
Scotia Capital (USA) Inc.	$8,250,000
BMO Capital Markets Corp.	$5,500,000
A copy of the prospectus relating to this offering may be obtained by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, New York 10014; Attention: Prospectus Department or by email to prospectus@morganstanley.com, or Bank of America Securities LLC, 100 West 33rd Street, 3rd Floor, New York, New York, 10001; Attention: Prospectus Department or by email to dg.prospectus_distribution@bofasecurities.com.
This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling, if you are a retail investor, toll-free 1-800-584-6837 or if you are an institutional investor by calling toll-free 1-866-718-1649.
You should read this Term Sheet together with the prospectus dated May 23, 2008, as supplemented by the prospectus supplement dated May 27, 2008, relating to the notes being offered. You may access these documents on the SEC Web site at www.sec.gov (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site), including:
http://www.sec.gov/Archives/edgar/data/54480/000095013705014472/0000950137-05-014472-index.htm